FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

28 May 2021

HSBC Holdings plc

Poll results of 2021 Annual General Meeting
and
Changes to Board and Committee Composition

1.       Poll Results

Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 7, 10 and 12 were passed as ordinary resolutions and resolutions 8, 9, 11 and 13 to 15 were passed as special resolutions.

In line with the Board's recommendation, resolution 16 was not passed.

The following table shows the votes cast on each resolution:

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% OF ISC VOTED*	VOTESWITHHELD
1.To receive the Annual Report and Accounts 2020	8,975,639,562	98.47	139,733,519	1.53	9,115,373,081	44.63%	42,542,124
2.To approve the Directors' Remuneration Report	8,898,898,415	97.30	246,557,676	2.70	9,145,456,091	44.77%	12,404,292
3.(a) To elect James Forese as a Director	9,001,158,881	98.39	146,846,467	1.61	9,148,005,348	44.79%	8,063,224
3.(b) To elect Steven Guggenheimer as a Director	9,001,270,911	98.39	146,863,813	1.61	9,148,134,724	44.79%	7,936,528
3.(c) To elect Eileen Murray as a Director	9,074,179,751	99.19	74,549,741	0.81	9,148,729,492	44.79%	7,340,086
3.(d) To re-elect Irene Lee as a Director	8,806,744,612	96.25	342,711,481	3.75	9,149,456,093	44.79%	6,615,719
3.(e) To re-elect Dr José Antonio Meade Kuribreña as a Director	8,997,888,508	98.35	150,828,671	1.65	9,148,717,179	44.79%	7,352,383
3.(f) To re-elect David Nish as a Director	8,887,215,064	97.14	261,827,764	2.86	9,149,042,828	44.79%	7,026,734
3.(g) To re-elect Noel Quinn as a Director	9,115,892,860	99.63	33,640,396	0.37	9,149,533,256	44.79%	6,535,389
3.(h) To re-elect Ewen Stevenson as a Director	9,107,594,754	99.55	41,255,334	0.45	9,148,850,088	44.79%	7,218,759
3.(i) To re-elect Jackson Tai as a Director	8,971,052,787	98.06	177,893,333	1.94	9,148,946,120	44.79%	7,117,053
3.(j) To re-elect Mark E Tucker as a Director	8,755,791,196	95.70	393,741,046	4.30	9,149,532,242	44.79%	6,537,004
3.(k) To re-elect Pauline van der Meer Mohr as a Director	8,985,364,554	98.31	154,426,855	1.69	9,139,791,409	44.75%	16,280,316
4. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	9,039,485,981	98.78	111,997,771	1.22	9,151,483,752	44.80%	6,362,355
5. To authorise the Group Audit Committee to determine the remuneration of the Auditor	9,118,334,348	99.68	29,087,713	0.32	9,147,422,061	44.78%	10,392,073
6. To authorise the Company to make political donations	8,827,558,809	97.32	242,722,442	2.68	9,070,281,251	44.41%	87,469,065
7. To authorise the Directors to allot shares	8,736,425,791	95.47	414,575,997	4.53	9,151,001,788	44.80%	6,857,093
8. To disapply pre-emption rights (special resolution)	9,005,142,084	98.44	142,482,468	1.56	9,147,624,552	44.78%	10,217,030
9. To further disapply pre-emption rights for acquisitions (special resolution)	8,760,225,065	95.76	387,859,876	4.24	9,148,084,941	44.79%	9,768,042
10. To authorise the Directors to allot any repurchased shares	8,968,181,589	98.03	180,399,679	1.97	9,148,581,268	44.79%	9,281,435
11. To authorise the Company to purchase its own ordinary shares (special resolution)	9,008,975,373	98.90	99,910,779	1.10	9,108,886,152	44.59%	48,970,855
12. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	8,916,564,970	97.45	232,944,859	2.55	9,149,509,829	44.79%	8,347,135
13. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities (special resolution)	8,850,179,018	96.75	297,690,677	3.25	9,147,869,695	44.79%	9,986,035
14. To call general meetings (other than an AGM) on 14 clear days' notice (special resolution)	8,486,756,732	92.74	664,797,296	7.26	9,151,554,028	44.80%	6,308,163
15. Climate change resolution (special resolution)	9,090,908,610	99.71	26,823,124	0.29	9,117,731,734	44.64%	40,097,856
16. Shareholder requisitioned resolution regarding the Midland Bank defined benefit pension scheme (special resolution)	409,529,723	4.53	8,623,769,555	95.47	9,033,299,278	44.22%	124,553,703
*  based on total issued share capital (the "ISC") (excluding 325,273,407 ordinary shares held in treasury) as at 12.01am (London time) on Thursday 27 May 2021.

2.       Board & Committee Changes

Laura Cha, Henri de Castries and Heidi Miller retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, they will each receive their pro-rata entitlement to non-executive director fees for the month of May 2021 and are not entitled to any payments for loss of office.

The following changes to the Committee structure took effect from the conclusion of the AGM:

●
Laura Cha, Henri de Castries and Heidi Miller stepped down from the Committees of which they were members following their retirement from the Board;

 ●
Eileen Murray stepped down as a member of the Group Audit Committee;

●
Pauline van der Meer Mohr stepped down as a member of the Group Risk Committee;

●
Irene Lee stepped down as a member of the Group Remuneration Committee; and

●
Dr José Antonio Meade Kuribreña was appointed as an additional member of the Group Remuneration Committee.

Accordingly, at the conclusion of the 2021 AGM, the composition of the principal Board committees will be as follows:

Group Audit Committee	Group Risk Committee1	Group Remuneration Committee1,2	Nomination & Corporate Governance Committee1
David Nish (Chair) James Forese Jackson Tai Pauline van der Meer Mohr	Jackson Tai (Chair) Steven Guggenheimer Dr José Antonio Meade Kuribreña Eileen Murray David Nish	Pauline van der Meer Mohr (Chair) James Forese Dr José Antonio Meade Kuribreña	Mark Tucker (Chair) James Forese Steven Guggenheimer Irene Lee Dr José Antonio Meade Kuribreña Eileen Murray David Nish Jackson Tai Pauline van der Meer Mohr

1   The Company announced earlier in the year that Dame Carolyn Fairbairn and Rachel Duan will be joining the Board on 1 September 2021. They will both become members of the Group Remuneration Committee and Nomination & Corporate Governance Committee. Dame Carolyn Fairbairn will also become a member of the Group Risk Committee.

2   David Nish stepped down from the Group Remuneration Committee on 23 February 2021.

3.       Other

-        Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

-        Copies of the resolutions passed at the AGM (other than resolutions concerning ordinary business) have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

-        As at 12.01am (London time) on Thursday 27 May 2021, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 20,426,038,216, which excludes 325,273,407 ordinary shares held in treasury. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

-        In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company: Mark Tucker*, Noel Quinn, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of

HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 May 2021